Exhibit 99.1

(2) James Niedel, one of the Issuer’s directors, Srinivas Akkaraju, Philippe O. Chambon, Jeani Delagardelle, Ronald M. Hunt and Vijay K. Lathi, the members of the investment committee of New Leaf Venture Associates II, L.P., which is the General Partner of the Reporting Person, have the power to vote or dispose of the securities held by the Reporting Person and therefore each of the foregoing members of the investment committee may be deemed to have voting and investment power with respect to such securities. Each of the foregoing members of the investment committee disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.